FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August, 2015

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated August 31, 2015, announcing that GeoTelecommunications, LLC (GT Telecom), a leading satellite services provider in Russia, selected Gilat’s SkyEdge II-c platform for the delivery of high-speed Internet access to business and households throughout the region.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated August 31, 2015	By: /s/ Ran Tal
Ran Tal
VP General Counsel

GeoTelecommunications Selects Gilat’s SkyEdge II-c Platform for
Enterprise and Consumer Markets in Russia

Satellite service provider to deliver high-speed
Internet access throughout the country

Petah Tikva, Israel, August 31, 2015 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that GeoTelecommunications, LLC (GT Telecom), a leading satellite services provider in Russia, selected Gilat’s SkyEdge II-c platform for the delivery of high-speed Internet access to business and households throughout the region.

Gilat’s SkyEdge II-c platform, which will replace an existing VSAT network, was chosen after a long and thorough evaluation process. GT Telecom's due diligence process included the evaluation of all major VSAT competitors as well as extensive testing of Gilat's equipment.

“Quality matters. The Russian market has its own set of requirements and specifications that must be met,” explained Nikolay Lukyantsev, CEO of GT Telecom. “Beyond its industry-leading technology, Gilat proved itself to be a very mission-oriented partner that was also flexible and responsive to our needs."

“Gilat’s global experience and local presence in Russia have forged special relationships in the region,” furthered Gregory Litinsky, Gilat Regional Vice President for Eurasia. "We believe our best-of-breed platform will prove to be of great value to GT Telecom as it grows its business.”

About GT Telecom

GeoTelecommunications, LLC (GT Telecom) is a licensed Russian satellite and telecommunications operator that, since its establishment in 2000, has developed a wide range of services, including:

•	Distribution of TV and radio channels in Russia and neighboring states

•	State-of-the-art teleport services, including CA services, play-out, 24-hour monitoring and more

•	Internet access via satellite

•	Data transmission

•	Digital communications

•	TV content aggregation

GT Telecom services all of Russia, the CIS, Baltic states and neighboring territories. It integrates telecommunications and professional services to ensure the highest levels of customer support.

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 90 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Joelle Inowlocki
JoelleI@gilat.com

KCSA Strategic Communications
Phil Carlson, Vice President
(212) 896-1233
pcarlson@kcsa.com